SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Announces PNAS Publication Describing New Class of Anti-Amyloid Drugs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: May 12, 2008

Prana Announces PNAS Publication Describing New Class of Anti-Amyloid Drugs

Further evidence of the critical role of metals in amyloidosis, including Alzheimer’s disease

MELBOURNE, Australia - May 13, 2008: Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced a publication in the Proceedings of the National Academy of Sciences (PNAS) journal,1 describing a completely new class of amyloid inhibiting drugs.

The reported drugs are directed against the amyloid present in Alzheimer’s Disease, composed of the Abeta protein. By specifically targeting and blocking the metal binding site on the Abeta protein, these drugs change the intrinsic structural properties of Abeta and its oligomers, stopping neuronal toxicity and the subsequent formation of ABeta fibrils.

The PNAS paper highlights several key characteristics of these amyloid inhibitors, which upon binding to Abeta change the protein’s structural properties and consequent behavior including:

•	Ability to stop Abeta aggregation progressing into amyloid fibrils.
•	Shut down of toxic free radical production by Abeta.
•	Rescue of synapses from Abeta-induced toxicity, as measured by long term potentiation (LTP), a measure of synaptic strength which is commonly viewed as a biochemical measure of memory.

Prana’s chemistry program is building upon the structural template provided by these proof-of-concept compounds to create a library of novel drugs that are orally available. To date, Prana’s lead anti-amyloid compound has been designed to penetrate the brain, and is able to reduce both Abeta and tau protein biomarkers in the brain of Alzheimer’s disease transgenic mouse models.

Notably, the lead compound has demonstrated the ability to arrest the formation of covalently cross-linked oligomers of Abeta, a type of oligomeric Abeta that is a key Alzheimer’s disease target.

Prana’s drug development program has now resulted in two complimentary drug development platforms. First MPAC’ s (metal protein attenuating compounds), which compete with Abeta by directly binding metal ions such as copper and zinc, and now these new anti-amyloid compounds which bind and block the actual metal binding site on Abeta.

Geoffrey Kempler, Chairman and CEO of Prana, stated, “This is a major advance for the Company and confirms our confidence in targeting metal protein interactions. Not only does this increase confidence in the value of PBT2, our lead Alzheimer’s Disease MPAC drug, this new class of drugs reported in PNAS also opens future commercial opportunities to expand our drug pipeline. Prana hopes to employ this anti-amyloid strategy in the treatment of other amyloid indications.”

1. Platinum-based inhibitors of amyloid- as therapeutic agents for Alzheimer’s disease Kevin J. Barnham et al PNAS  May 13, 2008  vol. 105  no. 19  6813-6818.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources f financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Ltd
Telephone +61 3 9349 4906